RedCloud Holdings plc

50 Liverpool Street

London, EC2M 7PY

United Kingdom

June 9, 2026

VIA EDGAR

Cheryl Brown

Division of Corporation Finance

Office of Trade & Services
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	RedCloud Holdings plc
Registration Statement on Form F-1 Filed June 2, 2026
File No. 333-296420

Dear Ms. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RedCloud Holdings plc hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5 p.m. ET on Thursday, June 11, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Justin Floyd
Justin Floyd
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP